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FOR IMMEDIATE RELEASE                                  CONTACT (937) 224-5940


DPL TO SELL $425 MILLION OF 8.25% SENIOR NOTES DUE 2007

DAYTON, Ohio, February 24, 2000 - DPL Inc. announced today that it has signed a purchase agreement with an investment bank for the sale to institutional investors of $425 million of 8.25% Senior Notes due 2007. This sale is subject to customary closing conditions and is expected to close on March 1, 2000. The Senior Notes will not be registered under the Securities Act of 1933 and may not be offered or sold in the United States absent such registration or an applicable exemption.

Proceeds of the sale will be used (i) to continue the Company's planned expansion of its generation capacity, (ii) to retire short-term debt, (iii) to fund a portion of the proposed repurchase by the Company of up to 25 million shares of the Company's common stock pursuant to a self tender offer and (iv) for other corporate purposes. The tender offer, commenced by the Company on February 4, 2000, is currently scheduled to expire on March 3, 2000.

This announcement appears as a matter of record only and does not constitute an offer to sell any Senior Notes described herein.

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DPL INC. IS A DIVERSIFIED ENERGY COMPANY SUPPLYING ENERGY SERVICES TO CUSTOMERS
IN THE MIDWEST THROUGH ITS SUBSIDIARIES, THE DAYTON POWER AND LIGHT COMPANY AND DPL ENERGY.